UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TURBO ENERGY, S.A.
(Name of Issuer)

Ordinary Shares, par value five cents of euro (€0.05) per share* American Depositary Shares, each representing five Ordinary Shares
(Title of Class of Securities)

899924104**
(CUSIP Number)

Mariano Soria c/o Turbo Energy, S.A. Street Isabel la Católica, 8, Door 51, Valencia, Spain 46004 +34 961 196 250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	Not for trading but mentioned in connection with the listing on the Nasdaq Global Market of the American depositary shares (“ADSs”), each representing five (5) ordinary shares, with a par value of five cents of euro (€0.05) per share, of the Company.

**	CUSIP number of the ADSs.

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CUSIP No. 899924104

1.	NAMES OF REPORTING PERSON Umbrella Solar Investment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	50,085,700 Ordinary Shares (1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	50,085,700 Ordinary Shares (1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,085,700
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.96%(2)
14.	TYPE OF REPORTING PERSON HC

(1)	Consists of 50,085,700 Ordinary Shares. Umbrella Solar Investment S.A., or Umbrella Solar, is a corporation formed under the laws of the Kingdom of Spain. It is a public company listed on BME GROWTH. Crocodile Investment, S.L.U, or Crocodile Investment, a company established under the laws of the Kingdom of Spain on November 8, 2013, and Enrique Selva Bellvís, the Chairman of the board of directors of Turbo Energy, S.A., are the majority shareholders of the issued and outstanding shares of Umbrella Solar. Enrique Selva Bellvis personally owns 23.21% of Umbrella Solar, while Crocodile Investment owns 54% of Umbrella Solar. Mr. Bellvis is the sole owner of Crocodile Investment, holding 100% of its shares. Umbrella Solar’s business address is Plaza América, 2, 4B, 46004, Valencia, Spain.

(2)	Based on a total of 55,085,700 Ordinary Shares considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of February 13, 2024.

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CUSIP No. 899924104

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares of Turbo Energy, S.A., a company established under the laws of the Kingdom of Spain (the “Issuer”), par value five cents of euro (€0.05) per share (“Ordinary Shares”). The Issuer has its principal executive offices at Street Isabel la Católica, 8, Door 51,Valencia, Spain 46004.

Item 2. Identity and Background.

(a)	This statement is being filed by Umbrella Solar Investment S.A., a corporation formed under the laws of the Kingdom of Spain (the “Reporting Person”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The principal place of business of Umbrella Solar is Plaza América, 2, 4B, 46004, Valencia, Spain.

(c)	Umbrella Solar Investment S.A. is a corporation formed under the laws of the Kingdom of Spain. It is a public company listed on BME GROWTH.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Umbrella Solar Investment S.A. is a corporation formed under the laws of the Kingdom of Spain.

Item 3. Source and Amount of Funds or Other Consideration.

Turbo Energy, S.A. was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with a Spanish corporation Turbo Energy S.L.U. Turbo Energy S.L.U then became a wholly owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, Turbo Energy S.L. transformed the company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, Turbo Energy S.L.’s name was changed to Turbo Energy S.A. During December 2022, Turbo Energy S.A. issued 50,000,000 shares (pre-stock split: 2,500,000 shares) of common stock for proceed of €2,500,000, to Turbo Energy S.A.’s parent company, who is also Turbo Energy S.A.’s sole shareholder. Pursuant to the deed of transformation and a concurrent forward stock split of the issued and outstanding ordinary shares on a 20-for-1 basis, Turbo Energy S.A. increased its authorized share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares.

Upon incorporation in September 2013, Turbo Energy, then known as Distritech Solutions S.L., issued 3,000 ordinary shares to Mr. Enrique Selva Bellvís. On November 29, 2013, Mr. Bellvís sold his 3,000 ordinary shares to Crocodile Investment S.L. through a public deed with protocol number 2,522. Crocodile Investment then sold 300 ordinary shares to Don Francisco de Borja Pellicer Lopez on March 06, 2015, and then Don Francisco de Borja Pellicer Lopez sold back the 300 ordinary shares to Crocodile Investment S.L. on June 08, 2015.

Crocodile Investment S.L. then sold 300 ordinary shares to Don Manuel Cercós D´Aversa on July 16, 2015 and 300 shares to Don Jose Jorge Alemany Monzó on the same day. On May 05, 2016, Don Jose Jorge Alemany Monzó sold his 300 shares back to Crocodile Investment S.L. through a public deed with protocol number 472.

On March 20, 2018, Crocodile Investment S.L. transferred 2,700 ordinary shares of Turbo Energy (previously named Solar Rocket S.L.) as a non-monetary contribution to the share capital of a newly formed company called Umbrella Solar Investment S.A. (previously named Umbrella Capital S.L.).

As a result of the above-described transactions, Umbrella Solar Investment S.A. directly holds 50,085,700 ordinary shares of Turbo Energy S.A. as of the date of this statement.

The Reporting Person did not purchase any of the 50,085,700 ordinary shares with borrowed funds.

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CUSIP No. 899924104

Item 4. Purpose of Transaction.

The Reporting Person originally acquired beneficial ownership of its 50,085,700 ordinary shares for investment purposes.

The Reporting Person intends to continuously review its investment in the Issuer and reserves the right to change its plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Person does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this statement, Umbrella Solar Investment S.A. is the beneficial owner of 50,085,700 ordinary shares of the Issuer, representing 90.96% of the outstanding shares of the Issuer. Crocodile Investment and Enrique Selva Bellvís are the majority shareholders of the issued and outstanding shares of Umbrella Solar. Enrique Selva Bellvis personally owns 23.21% of Umbrella Solar, while Crocodile Investment owns 54% of Umbrella Solar. Mr. Bellvis is the sole owner of Crocodile Investment, holding 100% of its shares. As a result, Enrique Selva Bellvís is deemed as the beneficial owner of the shares held by Umbrella Solar. The Reporting Person does not own any other securities of the Issuer.

(b)	Umbrella Solar Investment S.A. has sole power to vote and dispose of 50,085,700 ordinary shares of the Issuer. All shares held by Umbrella Solar Investment S.A. may be deemed to be beneficially owned by Enrique Selva Bellvis, through his ownership of 23.21% of Umbrella Solar and his ownership of 100% of Crocodile Investment. Therefore, as of the date of the filing of this Schedule 13D, Enrique Selva Bellvis has sole power to vote or direct the vote and dispose or direct the disposition of 50,085,700 ordinary shares of the Issuer.

(c)	Except as set forth in this Schedule 13D, the Reporting Person does not beneficially own any other shares nor has effected any transaction in the shares during the past 60 days.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

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CUSIP No. 899924104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	Umbrella Solar Investment S.A.

	By:	/s/ Enrique Selva Bellvís
	Name:	Enrique Selva Bellvís
	Title:	Chief Executive Officer